Filed by WC Acquisition Holdings Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, among PAETEC Corp., US LEC Corp., WC Acquisition Holdings Corp., a wholly-owned subsidiary of PAETEC Corp. (“New PAETEC”), WC Acquisition Sub U Corp., a wholly-owned subsidiary of New PAETEC, and WC Acquisition Sub P Corp., a wholly-owned subsidiary of New PAETEC.

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New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/ prospectus and other documents filed by New PAETEC with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC Corp. in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC Corp. and in the registration statement that will be filed by New PAETEC with the SEC.

PAETEC COMMUNICATIONS US LEC voice data Internet

Merger Creates Premier Communications Provider to Enterprise Customers

Presentation to Customers, August 2006

Safe Harbor Statement

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission, and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New Paetec” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.

PAETEC and US LEC Are Merging

This transaction is about creating a stronger combined company to better serve our customers.

We are committed to delivering more services to our customers, broadening our product portfolio and building upon our world-class partnerships while exceeding expectations for customer satisfaction.

PAETEC and US LEC Together

Company Name PAETEC Listing / Ticker NASDAQ / CLEC

Headquarters Fairport, N.Y.

US LEC’s and PAETEC’s operations in major locations maintained, with several functions based in each

Management Chairman & CEO: Arunas

Chesonis, Current PAETEC Chairman & CEO

Vice Chairman: Richard Aab, Current US LEC Chairman

COO: EJ Butler, Current PAETEC COO

CFO: Keith Wilson, Current PAETEC CFO

EVP of Integration: J. Lyle Patrick, Current US LEC CFO

Timing Transaction expected to close 4th Quarter 2006

What Does This Mean For Customers?

By integrating best practices and processes of both companies, customers will benefit from . . .

A stronger, more competitive service provider

An expanded network throughout Eastern U.S. and other major markets

Presence in 25 of the top 50 MSAs; 52 of the top 100 MSAs

A provider with a wider array of products, including:

PAETEC’s “Equipment for Services,” software applications, and resale products

US LEC’s data & data center products

Innovative technological applications

Total service and customer satisfaction commitment

Unique focus on the market of medium and large enterprise customers and institutions

PAETEC and US LEC “At A Glance”

PAETEC US LEC

14 central offices 27 central offices

Nearly 17,000 customers Over 28,000 customers

1,270 Employees 1,127 Employees

Approximately 45,900 T1’s Approximately 44,600 T1’s

> 99.3% customer retention > 99.3% customer retention

More than 1 million access lines Approximately 1 million access lines

Complementary Network and Footprint

The combined entity creates one of the strongest competitive providers on the East Coast

Seattle

Waltham

Minneapolis Manchester Syracuse Albany Green Bay Rochester Boston Buffalo Providence Poughkeepsie Hartford Madison Milwaukee Detroit Wilkes-Barre Westchester Salt Lake City New York Cleveland Bethlehem Newark Chicago Pittsburgh Philadelphia Oakland Harrisburg Conshohocken Fort Wayne Stockton Denver Columbus Baltimore Indianapolis Washington DC

San Jose Dayton Colorado Springs Cincinnati

Roanoke Richmond Kansas City Norfolk St. Louis Louisville Las Vegas Springfield Greensboro Raleigh Nashville Knoxville Los Angeles Charlotte Oklahoma City Irvine Chattanooga Phoenix Memphis San Diego Birmingham Atlanta Charleston Dallas Shreveport

Data POPs

Switch and Data POPs Mobile Jacksonville

States Served New Orleans Orlando Houston

US LEC Tampa

West Palm Beach PAETEC Fort Myers Miami

Overlap

Note: Map is representative of connectivity and transport throughout the U.S. The map also depicts connectivity and routes provided by other carriers.

1+1 = more than 2 “New PAETEC” Benefits

The new PAETEC will:

Be a much bigger competitor with financial flexibility – $1.3 B company

Much greater scale and leverage in the industry and with business partners

Multiple NOCs, multiple data centers and additional network diversity

Provide customers with premier carrier of choice with greater scale & scope

Approximately 2.1 million access lines

Presence in 25 of the top 50 MSAs; 52 of the top 100 MSAs

Have a much larger geographic footprint

Have a wider array of products

Benefit customers through the creativity of the new PAETEC – Best practices and customer satisfaction commitment

Enhanced scale and scope, stronger platform and greater resources will provide customers with premier carrier of choice

Combining Best of Breed from PAETEC and US LEC

US LEC PAETEC

VOIP

West Coast IP Applications Market Public Stock Presence Traditional Data Voice Networking Southern Midwest Stronghold Medium to Large Presence Enterprise Customers Strong Industry Data Reliable network Strong Mid Vertical Focus Centers and products that Atlantic are state of the art presence Software Eastern US “Customer Comes First” (Pinnacle) service commitment Market Presence World-Class Hardware Partnerships (Avaya, Cisco)

Stronger and more competitive company focused on customer service and growth

What Happens Next?

#1 priority is maintaining customer satisfaction through closing and beyond

Formed integration team comprised of members from both companies

Teams focused on smooth integration

Teams will be working through closing and beyond

Most changes will go into effect after closing

Shareholder vote and regulatory approvals: Merger closing expected in Q4 2006

Business as usual: PAETEC and US LEC remain separate companies until the transaction closes

Business practices, policies and operations remain as before

Same account team, trouble ticket procedures, web sites & invoice

Customers will be updated on a regular basis as the merger progresses

PAETEC and US LEC

Merger of two premier communications providers focused on medium and large enterprises and institutions

Strong strategic fit with complementary markets throughout Eastern U.S. and other major markets

Technology, network and resources to deliver long-term value to customers

Proven track record of successful integrations

Scale and scope to become preferred competitive provider

“Customer comes first” service commitment

PAETEC COMMUNICATIONS US LEC voice data Internet